# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Critical Metals Corp., CIK 0001951089
CUSIP: G2662B103
Title of class of securities: Ordinary Shares, $0.001 par value per share
Address of issuer's principal executive offices: Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, Virgin Islands British (D8), VG1110
Date of event which requires filing of this statement: 04/29/2026
Filed by CIK 0002132437
Persons authorized to receive notices and communications: Michael Meyer, Gorrissen Federspiel, Prismet, Silkeborgvej 2, 8000 Aarhus C, Denmark (G7), 8000, 45 86 20 75 00

## Reporting persons
- Gregory Bennett Barnes: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 14,509,449; sole dispositive power 0; shared dispositive power 14,509,449; aggregate amount beneficially owned 14,509,449 (11.5% of the class)
  Comment: (1) Represents 14,509,449 Ordinary Shares (as defined below) beneficially owned by Gregory Bennett Barnes, as the sole owner of Rimbal Pty Ltd., a corporation incorporated under the laws of Australia ("Rimbal" and, together with Gregory Bennett Barnes, each a "Reporting Person" and, collectively, the "Reporting Persons"), including 14,500,000 Ordinary Shares acquired from the Issuer on April 29, 2026, in connection with the transactions contemplated by that certain Amended and Restated Heads of Agreement, dated as of July 19, 2024, between Rimbal and the Issuer, as amended by Amendment No. 1 to Amended and Restated Heads of Agreement, dated as of September 29, 2025 (the "Heads of Agreement").
  
  (2) Percent of class calculated based on an aggregate of 126,228,493 Ordinary Shares issued and outstanding as of March 9, 2026, as disclosed in the Issuer's Registration Statement on Form F-3, filed March 18, 2026.
- Rimbal Pty Ltd. (CIK 0002132437): type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 14,509,449; sole dispositive power 0; shared dispositive power 14,509,449; aggregate amount beneficially owned 14,509,449 (11.5% of the class)
  Comment: (3) Represents 14,509,449 Ordinary Shares beneficially owned by Rimbal Pty Ltd, including 14,500,000 Ordinary Shares acquired from the Issuer on April 29, 2026, in connection with the transactions contemplated by the Heads of Agreement.
  
  (4) Percent of class calculated based on an aggregate of 126,228,493 Ordinary Shares issued and outstanding as of March 9, 2026, as disclosed in the Issuer's Registration Statement on Form F-3, filed March 18, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.001 par value per share
Name of issuer: Critical Metals Corp.
Address of issuer's principal executive offices: Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, Virgin Islands British (D8), VG1110
Comment: The securities to which this Schedule 13D relates are the ordinary shares, $0.001 par value per share ("Ordinary Shares"), of Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (the "Issuer"). The principal executive offices of the Issuer are located at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

## Item 2. Identity and Background
Name of person filing:
Gregory Bennett Barnes

Rimbal Pty Ltd.
Residence or business address:
Mr. Barnes mailing address is 10 Kilrush Place, Waterford WA 6152.

Rimbal Pty Ltd.'s mailing address for its principal executive office is located at 47 Labouchere Road South Perth 6151, Australia
Present principal occupation or employment:
The principal business of Rimbal Pty Ltd. is mining exploration and evaluation.

Gregory Bennett Barnes is the sole owner, officer, and director of Rimbal Pty Ltd.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Mr. Barnes is a citizen of Australia.

Rimbal Pty Ltd. is a corporation incorporated under the laws of Australia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 29, 2026, the Issuer and Rimbal completed closing procedures contained within the Heads of Agreement, including, among other things, the issuance of 14,500,000 Ordinary Shares to Rimbal in exchange for the Issuer receiving an additional 50.5% ownership interest in Tanbreez Mining Greenland A/S.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Other than as described above, Rimbal was granted the right to appoint a nominee director to the Issuer's board of directors pursuant to the Heads of Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate amount of Ordinary Shares beneficially owned by the Reporting Person is comprised of 14,509,449 Ordinary Shares, including 14,500,000 Ordinary Shares acquired from the Issuer on April 29, 2026 in connection with the transactions contemplated by the Heads of Agreement, which equates to 11.5% of the outstanding Ordinary Shares based on an aggregate of 126,228,493 Ordinary Shares issued and outstanding as of March 9, 2026, as disclosed in the Issuer's Registration Statement on Form F-3, filed March 18, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Gregory Bennett Barnes

(a) Sole Voting Power: 0
(b) Shared Voting Power: 14,509,449
(c) Sole Dispositive Power: 0
(d) Shared Dispositive Power: 14,509,449

Rimbal Pty Ltd.

(e) Sole Voting Power: 0
(f) Shared Voting Power: 14,509,449
(g) Sole Dispositive Power: 0
(h) Shared Dispositive Power: 14,509,449
Transactions in the class effected during the past sixty days: The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.
Other persons with the right to receive dividends or sale proceeds: Certain affiliates of the Reporting Persons have the right to receive the proceeds from the sale of Ordinary Shares to which this Schedule 13D relates. The interests of these individuals do not relate to more than five percent of the Ordinary Share class (neither separately nor in aggregate).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Amended and Restated Heads of Agreement. dated as of July 19, 2024, between Critical Metals Corp and Rimbal Pty Ltd. (incorporated by reference to Exhibit 1.1 to Critical Metals Corp.'s Form 6-K filed with the Securities and Exchange Commission on July 25, 2024).

Amendment No. 1 to Amended and Restated Heads of Agreement, dated as of September 29, 2025 (incorporated by reference to Exhibit 4.27 to Critical Metals Corp.'s Form 20-F filed with the Securities and Exchange Commission on October 6, 2026).

## Signatures
- Gregory Bennett Barnes: /s/ Gregory Bennett Barnes, Gregory Bennett Barnes (05/06/2026)
- Rimbal Pty Ltd.: /s/ Gregory Bennett Barnes, Gregory Bennett Barnes, Director (05/06/2026)